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                          Independent Auditors' Consent

The Board of Directors
Arlington Hospitality, Inc.:

We consent to the incorporation by reference in this registration statement on Form S-8 of Arlington Hospitality, Inc. of our report dated March 24, 2003, with respect to the consolidated balance sheets of Arlington Hospitality, Inc. as of December 31, 2002 and 2001, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2002, and all related financial statement schedules, which report appears in the December 31, 2002, annual report on Form 10-K of Arlington Hospitality, Inc.

/s/ KPMG LLP


Chicago, Illinois
January 6, 2004